[T&K Letterhead]

September 16, 2004

CONFIDENTIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Registration Statement on Form SB-2
  Whittier Energy Corporation

Ladies and Gentlemen:

        As counsel for and on behalf of Whittier Energy Corporation (the "Registrant"), we submit to you for filing pursuant to the Securities Act of 1933, as amended, the Registrants' Registration Statement on Form SB-2 (the "Registration Statement").

        The Registration Statement provides for the registration of up to 4,320,470 shares of the Registrant's common stock, including up to 1,529,813 shares issuable upon the exercise of common stock purchase warrants at an exercise price of $2.50 per share and 893,665 shares issuable upon the conversion of a $1,787,330 subordinated promissory note at a conversion price of $2.00 per share.

        Pursuant to Rule 457 of Regulation C, the filing fee due in connection with this filing is $1,119.62. The filing fee has been wire transferred to the Commission's account at Mellon Bank.

        Please direct any communication regarding this filing to Dallas Parker of this firm at (713) 951-5800 or to the undersigned at (713) 653-8826.

                      Sincerely,

                      Harry R. Beaudry

Enclosures

cc:
Mr. Michael B. Young (w/out enclosures)
Mr. Dallas Parker [Firm] (w/out enclosures)